9/29


03052346

CM


RECD S.E.C.
SEP 2 9 2003
510

TC 1011

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 07/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. D. Andrews Company


RECD S.E.C.
SEP 2 9 2003
510

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 West Lancaster Avenue
(No. and Street)

Haverford (City) PA (State) 19041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name – *if individual, state last, first, middle name*)

1077 Rydal Road, Suite 200, (Address) Rydal (City) PA (State) 19046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 6 2003
THOMSON FINANCIAL

MF

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack J. Grinspan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. D. Andrews Company, as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public


NOTARIAL SEAL
LYNDA BLUM KAHN, Notary Public
Lower Merion Twp. Montgomery County
My Commission Expires November 12, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. D. ANDREWS CO.

FINANCIAL REPORT

JULY 31, 2003

J. D. ANDREWS CO.

TABLE OF CONTENTS



Cunningham,
Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
J. D. Andrews Co.

We have audited the accompanying statement of financial condition of J. D. Andrews Co. (an S Corporation) as of July 31, 2003 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit or obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. D. Andrews Co. as of July 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 15, 2003

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2003

ASSETS		
Cash in Bank	$ 40,692	
Commissions Receivable	6,006	
Investment in Marketable Securities, at Market Value	20,061	
Prepaid Taxes	1,305	
Prepaid Expenses	1,275	
		$ 69,339
FURNITURE, FIXTURES AND EQUIPMENT		
Furniture and Fixtures	3,584	
Equipment	3,373	
	6,957	
Less: Accumulated Depreciation	6,957	
		0
TOTAL ASSETS		$ 69,339

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions Payable	$ 12,726	
Taxes Payable	531	
Accrued Expenses	3,626	
TOTAL LIABILITIES		$ 16,883
STOCKHOLDERS' EQUITY		
Common Stock - 400 Shares Authorized and Issued, 200 Shares Outstanding; Par Value $100	40,000	
Contributed Capital	1,000	
Retained Earnings	30,240	
Less: Treasury Stock - 200 Shares at Cost	(18,064)	
Net Unrealized Gain (Loss) on Marketable Securities	(720)	
TOTAL STOCKHOLDERS' EQUITY		52,456
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 69,339

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED JULY 31, 2003

REVENUES		
Mutual Funds Commissions	$ 125,128	
Insurance Commissions	27,116	
Dividends	204	
TOTAL REVENUES		$ 152,448
EXPENSES		
Commissions - Mutual Funds	80,164	
Commissions - Insurance	18,550	
Rent	15,758	
Salaries	9,927	
Insurance	14,114	
Telephone	1,665	
Professional Fees	7,275	
Office Expenses	1,725	
Dues and Fees	2,181	
Taxes	1,388	
Electric	1,525	
Depreciation	110	
Other Expenses	266	
TOTAL EXPENSES		154,648
NET INCOME (LOSS) BEFORE CORPORATE INCOME TAXES		(2,200)
PROVISION FOR CORPORATE INCOME TAXES		0
NET INCOME (LOSS) TRANSFERRED TO RETAINED EARNINGS		(2,200)
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized Gain (Loss) on Marketable Securities		(720)
COMPREHENSIVE INCOME (LOSS)		$ (2,920)

The accompanying notes are an integral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance at August 1, 2002	$ 40,000	$ 1,000	$ 32,440	$ (18,064)	$ 0	$ 55,376
Net Income (Loss) for the Year Ended July 31, 2003			(2,200)			(2,200)
Unrealized Gain (Loss) on Marketable Securities					(720)	(720)
Balance at July 31, 2003	$ 40,000	$ 1,000	$ 30,240	$ (18,064)	$ (720)	$ 52,456

The accompanying notes are an intergral part of the financial statements.

J. D. ANDREWS CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (2,200)	
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used By) Operating Activities:		
Depreciation	110	
(Increase) Decrease In:		
Commissions Receivable	4,356	
Prepaid Taxes	(12)	
Prepaid Expenses	10	
Federal Tax Deposit to Retain Fiscal Year	1,845	
Increase (Decrease) In:		
Commissions Payable	(3,196)	
Taxes Payable	(424)	
Accrued Expenses	3,059	
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		$ 3,548
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investments		(205)
NET INCREASE (DECREASE) IN CASH		3,343
CASH AT AUGUST 1, 2002		37,349
CASH AT JULY 31, 2003		$ 40,692

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J. D. Andrews Co. (Company) was incorporated on May 31, 1967, as a registered broker-dealer, and sells exclusively mutual funds and insurance products.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits with financial institutions.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed on a straight line basis over the estimated useful lives of the rated assets. The estimated useful lives of the depreciable assets are:

Furniture and Fixtures	7 Years
Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain or (loss) in the fair market value in relation to cost is accounted for as a separate item in the shareholder's equity section of the balance sheet.

Cost	$20,781
Valuation Allowance	(720)
Fair Value	$20,061

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from mutual funds sales due within 30 days.

3. INCOME TAXES

The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2003, the Company had net capital of $48,838, which was $43,838 in excess of its required net capital of $5,000. The Company's net capital ratio was .35 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

The Company has available at its office a copy of its most recent annual report Form X-17a-5 Focus Report – Part IIA audited and certified by independent public accountants to be examined or copied.

5. OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with a two-year term for new office facilities commencing October 1, 2001, and ending September 31, 2003.

The future minimum lease payments are as follows for the years ending July 31:

2004	$2,643
2005 and Thereafter	0
	$2,643

6. RELATED PARTY TRANSACTIONS

As of July 31, 2003, commissions due to stockholders equaled $6,394. Total commissions paid to stockholders for the year ended July 31, 2003, equaled $55,589.

SUPPLEMENTARY INFORMATION

J. D. ANDREWS CO.

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

AS OF JULY 31, 2003

STOCKHOLDERS' EQUITY		$ 52,456
DEDUCT: NON-ALLOWABLE ASSETS		
12B-1 Fees Receivable	$ 301	
Prepaid Taxes	1,305	
Prepaid Expenses	1,275	
TOTAL NON-ALLOWABLE ASSETS		2,881
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		49,575
HAIRCUT		737
NET CAPITAL		48,838
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 43,838

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II Focus Report filing as of the same date.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: J. D. ANDREWS CO. [0013]

SEC File Number: 8- 13336 [0014]

Address of Principal Place of Business: 551 WEST LANCASTER AVENUE [0020]

HAVERFORD [0021] PA [0022] 19041 [0023]

Firm ID: 451 [0015]

For Period Beginning 08/01/2002 [0024] And Ending 07/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Jack Grinspan [0030] Phone: 610-527-9400 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	40,692 [0200]		40,692 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		

	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	5,705 [0355]	301 [0600]	6,006 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	20,061 [0424]		
	E. Spot commodities	[0430]		20,061 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]

9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11.	Other assets	[0535]	2,580 [0735]	2,580 [0930]
12.	TOTAL ASSETS	66,458 [0540]	2,881 [0740]	69,339 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	16,883 [1205]	[1385]	16,883 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]

from outsiders

[0990]

C.	Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	16,883 [1230]	0 [1450]	16,883 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	40,000 [1792]
	C. Additional paid-in capital	1,000 [1793]
	D. Retained earnings	29,520 [1794]
	E. Total	70,520 [1795]
	F. Less capital stock in treasury	18,064 [1796]
24.	TOTAL OWNERSHIP EQUITY	52,456 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	69,339 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 08/01/2002 [3932] Period Ending 07/31/2003 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		125,128 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		26,600 [3995]
9.	Total revenue		151,728 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		121,881 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		32,767 [4100]
16.	Total expenses		154,648 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(2,920) [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(2,920) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,853 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	52,456 [3480]
2.	Deduct ownership equity not allowable for Net Capital	[3490]
3.	Total ownership equity qualified for Net Capital	[3500]

4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — [3530]

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 2,881 [3540]

B. Secured demand note deficiency — [3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

D. Other deductions and/or charges — [3610] — 2,881 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	[3630]

8. Net capital before haircuts on securities positions — 49,575 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments — [3660]

B. Subordinated securities borrowings — [3670]

C. Trading and investment securities:

1. Exempted securities — [3735]

2. Debt securities — [3733]

3. Options — [3730]

4. Other securities — [3734]

D. Undue Concentration — [3650]

E. Other (List)

	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	737 [3740]
10. Net Capital			48,838 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,125 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	43,838 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	47,150 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			16,883 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	[3830]
19.	Total aggregate indebtedness			16,883 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 35 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	N [4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	N [4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		55,376 [4240]
	A. Net income (loss)		(2,920) [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		52,456 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]



Cunningham, Porter and Phillips

Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448


RECEIVED
SEP 2 9 2003
188
WASH. D.C.
PROCESSING
SECTION

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
J. D. Andrews Co.

In planning and performing our audit of the financial statements of J. D. Andrews Co. for the year ended July 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

August 15, 2003